SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. __)(1)

                            QUERYOBJECT SYSTEMS CORP.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    227698107
                               ------------------
                                 (CUSIP Number)


                              Copy to:

Eli Oxenhorn                              Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                          750 Lexington Avenue
Roslyn Estates, New York 11576            New York, New York 10022
Telephone (516) 625-7005                  Telephone (212) 735-8600

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               (Name, Address and Telephone Number of Persons
              Authorized to Receive Notices and Communications)

                               October 9, 1998
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            (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e, 13d- 1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on following page(s))
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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No.   227698107                      13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                                Eli Oxenhorn
   |
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 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
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 3 | SEC Use Only
   |
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 4 | Source of Funds*          PF
   |
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 5 |Check Box if Disclosure of Legal Proceedings is Required                 |_|
   |Pursuant to Item 2(d) or 2(e)
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 6 | Citizenship or Place of Organization                          United States
   |
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                    | 7  |    Sole Voting Power
                    |    |         96,250 shares                        1.8%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         200,000 shares                       3.8%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         96,250 shares                        1.8%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         200,000 shares                       3.8%
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11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                                296,250 shares
   |
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12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
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13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                     5.5%
   |
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14 |  Type of Reporting Person*
   |                            IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated October 9, 1998, relates to the reporting person's ownership of certain securities of QueryObject Systems Corp. (the "Issuer").


ITEM 1.     Security and Issuer

            (a) Common Stock, 0.01 par value per share (CUSIP No.227698107).

            (b) Option ("Option") to purchase 31,250 shares of Common Stock, expiring on May 8, 2001, entitling the holder thereof to purchase shares of Common Stock at $8.56 per share, exercisable as of November 20, 1997.

            (c) Option ("Rev-Wood Option") to purchase 200,000 shares of Common Stock, expiring on December 22, 2002, entitling the holder thereof to purchase shares of Common Stock at $6.00 per share, exercisable as of December 23, 1997, issued to Rev-Wood Merchant Partners.

            (d) Non-Qualified Stock Option ("Non-Qualified Option") to purchase 50,000 shares of Common Stock, expiring on April 13, 2002, entitling the holder thereof to purchase Common Stock at $6.00 per share, exercisable commencing on the first day of the 13th month from the date of grant. Options to purchase 1/48 of the total number of shares vests at the end of each full month from the date of grant for a period of 48 months. If Mr. Oxenhorn ceases to be a consultant to the Issuer, he may exercise only the amount of Non-Qualified Stock Options that have vested within the 60 days after termination.

            (e) Units, each consisting of one Series A Convertible Preferred Share (the "Series A Preferred Stock") and one warrant to purchase 2.5 shares of Common Stock of the Issuer (the "1998 Warrants"). The holder of the Series A Preferred Stock shall be entitled to convert anytime after October 9, 1998, each share of Series A Preferred Stock into 4 shares of Common Stock. The holders of the 1998 Warrants shall be entitled to purchase one share of Common Stock, at $0.50 per share, for each 1998 Warrant, exercisable from October 9, 1998 to October 8, 2001.

            (f)   QueryObject Systems Corp.
                  60 Charles Lindbergh Blvd.
                  Uniondale, New York 11553


ITEM 2.     Identity and Background

      1.    (a)   Eli Oxenhorn

            (b)   Address:
                        56 The Intervale
                        Roslyn Estates, New York 11576

            (c)   Principal Occupation: Consultant

            (d) Within the last five (5) years, Eli Oxenhorn has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

            (e) Within the last five (5) years, Eli Oxenhorn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

            (f)   Citizenship:  United States.

            Mr. Oxenhorn is a general partner of Rev-Wood Merchant Partners. Rev-Wood Merchant Partners and certain other persons filed a Schedule 13D under separate cover.


ITEM 3.     Source and Amounts of Funds or Other Consideration

            The reporting person obtained funds for the purchase of the securities from his personal funds.

            On May 8, 1996, Eli Oxenhorn was granted an option to purchase 250,000 shares of Series D Preferred Stock of the Issuer at $1.07 per share. Upon completion of the Issuer's initial public offering, on November 20, 1997, the option (after two prior reverse splits) permitted Mr. Oxenhorn to purchase 31,250 shares of Common Stock, at $8.56 per share.

            On December 23, 1997, Rev-Wood Merchant Partners was granted a five-year option to purchase 200,000 shares of the Issuer's Common Stock, at a price of $6.00 per share.

            On April 13, 1998, Mr. Oxenhorn was granted a four year non-qualified stock option to purchase 50,000 shares of the Issuer's Common Stock, at a price of $6.00 per share.

            On October 9, 1998, Mr. Oxenhorn purchased 10,000 Units, at $2.00 per Unit, for total consideration of $20,000 in a private placement transaction.


ITEM 4.     Purpose of Transaction.

            The reporting person acquired his securities for purposes of investment. Except as reported in Item 6, the reporting person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D .


ITEM 5.     Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 5,121,422 shares of Common Stock outstanding as reported in the Issuer's offering documents dated September 28, 1998) of outstanding shares of Common Stock owned beneficially by the reporting person named in Item 2, as of October 9, 1998:


                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                             Beneficially Owned      Beneficially Owned
----                             ------------------      ------------------
Eli Oxenhorn                          296,250(2)                   5.5%

            (b) Eli Oxenhorn has sole power to vote and dispose of 96,250 shares of Common Stock (including 56,250 shares issuable upon the exercise of the Option, the Non-Qualified Option and 1998 Warrants, and 40,000 shares issuable upon the conversion of the Series A Preferred Stock), representing approximately 1.8% of the outstanding Common Stock. By virtue of being a general partner of Rev-Wood Merchant Partners, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock (consisting of 200,000 shares issuable upon the exercise of the Rev-Wood Option), representing approximately 3.8% of the outstanding Common Stock.

            (c) The following is a description of all transactions, effected by the person identified in Item 2 of the Schedule 13D effected from August 9, 1998 through October 9, 1998, inclusive.


                                              Number of Units  Purchase or Sale
Name of Shareholder  Purchase or Sale Date  Purchased or (Sold) Price per Unit
-------------------  ---------------------  ------------------- --------------
   Eli Oxenhorn             10/9/98                10,000           $2.00

            The Units were purchased in a private placement transaction from the Issuer.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Pursuant to the terms of the private placement transaction, on October 9, 1998, the Issuer closed on 20% of the total subscriptions for Units made by the purchasers of the Units. The reporting person has committed to purchase, pro rata and on the same terms and conditions, the remaining 80% of his subscription for Units at such time(s) as is designated by a buyer's representative (the "Buyer's Representative"). The person named as Buyer's Representative is a general partner of Rev-Wood Merchant Partners. There can be no assurance that the Buyer's
----------

    (2) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

Representative will exercise such powers or that Mr. Oxenhorn will purchase any additional Units. The securities reported herein do not include any securities that may be acquired upon a subsequent closing of the private placement.


ITEM 7.     Material to be Filed as Exhibits

            Not Applicable.

                                  Signature

           After reasonable inquiry and to the best of his knowledge and belief,

the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.



Date: November 5, 1998

                                              /s/ Eli Oxenhorn
                                                ------------------------------
                                                  Eli Oxenhorn